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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

NCO Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

628858102

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             Rule 13d-1(b)

             Rule 13d-1(c)

             Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Page 1 of 5 pages

Cusip No. 628858102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael J. Barrist
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	Sec Use Only
4.	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,556,527 (see Item 4)
	6.	Shared Voting Power 76,744 (see Item 4)
	7.	Sole Dispositive Power 2,383,239 (see Item 4)
	8.	Shared Dispositive Power 250,032 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,633,271 (see Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) (see Item 4)
11.	Percent of Class Represented by Amount in Row (9) 7.98% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages

Item 1.
	(a)	Name of Issuer

NCO Group, Inc. (the “Corporation”)

	(b)	Address of Issuer’s Principal Executive Offices

507 Prudential Road
Horsham, PA 19044

Item 2.
	(a)	Name of Person Filing

Michael J. Barrist

	(b)	Address of Principal Business Office or, if none, Residence

NCO Group, Inc.
507 Prudential Road
Horsham, PA 19044

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock, no par value

	(e)	CUSIP Number

628858102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

	(a)	Amount beneficially owned: 2,633,271[1]

[1]Includes 173,288 shares of Common Stock owned by Annette Barrist which Michael J. Barrist has the sole right to vote pursuant to an irrevocable proxy and for which he shares dispositive power with her (the “Proxy Shares”); 76,744 shares held in trusts for the benefit of members of Annette Barrist’s or Michael J. Barrist’s family for which Michael J. Barrist is a co-trustee (the “Trust Shares”); and 799,445 shares issuable upon the exercise of options which are exercisable within 60 days after December 31, 2005 (the “Vested Options”). Excludes 152,535 shares held in trust for the benefit of Michael J. Barrist’s children and 99,300 shares held for the benefit of Michael J. Barrist’s children by the Michael J. Barrist Grantor Retained Annuity Trust for which Michael J. Barrist’s spouse is a co-trustee, as to all of which Michael J. Barrist disclaims beneficial ownership. Annette Barrist is the mother of Michael J. Barrist.

Page 3 of 5 pages

(b) Percent of class: 7.98%[2]

(c) Number of shares as to which the person has:

Item 2.	(i) Sole power to vote or to direct the vote 2,556,527[3]

(ii) Shared power to vote or to direct the vote 76,744[4]

(iii) Sole power to dispose or to direct the disposition of 2,383,239[5]

(iv) Shared power to dispose or to direct the disposition of 250,032[6]

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to an irrevocable proxy, Michael J. Barrist has the sole power to vote or direct the vote of and shares power to dispose or direct the disposition of the 173,288 shares held by Annette Barrist (see Item 4).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

[2]Based on the total of (a) 32,176,257 shares of the Corporation outstanding as of December 31, 2005 and (b) 799,445 Vested Options.
[3]Includes shares shown as beneficially owned in Item 4(a) (including the Vested Options), except the Trust Shares.
[4]Consists of the Trust Shares.
[5]Includes shares shown as beneficially owned in Item 4(a) (including the Vested Shares), except the Proxy Shares and the Trust Shares.
[6]Consists of the Proxy Shares and the Trust Shares.

Page 4 of 5 pages

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	/s/ Michael J. Barrist

Michael J. Barrist

Page 5 of 5 pages